UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SPORTSMAN'S WAREHOUSE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84920Y106

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.84920Y106	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,166,603
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,166,603

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,603
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 84920Y106	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,166,603
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,166,603

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,603
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 84920Y106	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,166,603
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,166,603

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,603
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 84920Y106	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,166,603
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,166,603

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,603
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on January 6, 2021, (as amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	source and amount of funds or other consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

The aggregate amount of funds used by the Reporting Persons in purchasing the 47,748 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $818,361.19 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

During the 60 days preceding the date of the filing of this Statement, the Reporting Persons sold 832,375 Shares reported herein, which consists of 470,677 Shares sold for the benefit of PRA Master Fund; 272,176 shares sold for the benefit of Constellation Fund; and 89,522 Shares sold for the benefit of Systematic Master Fund.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The Company reported in their Form 10-Q filed on December 8, 2021 that 43,879,984 Shares were issued and outstanding as of December 8, 2021.

(a)               As of December 16, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,166,603 Shares, which consisted of (i) 1,243,676 Shares held for the benefit of PRA Master Fund; (ii) 719,168 Shares held for the benefit of Constellation Fund; and (iii) 203,759 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 4.93% of the Shares.

(b)               As of December 16, 2021, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,166,603 Shares, which consisted of (i) 1,243,676 Shares held for the benefit of PRA Master Fund; (ii) 719,168 Shares held for the benefit of Constellation Fund; and (iii) 203,759 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 4.93% of the Shares.

(c)               Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 20, 2021

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares (Purchased)	Price Per Share($) (1)(2)
11/1/2021	27,596	17.20961(3)
11/2/2021	5,784	17.15120(4)
12/1/2021	14,368	16.99904(5)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average sale price of $17.20961 per share, at prices ranging from $17.14 to $17.28 per share.

(4) Reflects a weighted average sale price of $17.15120 per share, at prices ranging from $17.04 to $17.25 per share.

(5) Reflects a weighted average sale price of $16.9904 per share, at prices ranging from $16.83 to $17.24 per share.

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
10/25/2021	2,500	17.83886(3)
10/26/2021	2,500	17.81091 (4)
10/27/2021	2,400	17.45173(5)
10/28/2021	2,500	17.27635(6)
10/29/2021	2,487	17.26072(7)
12/3/2021	163,728	13.82511 (8)
12/3/2021	32,703	15.14187 (9)
12/6/2021	100,543	13.16081(10)
12/7/2021	59,468	12.95993(11)
12/8/2021	80,801	12.95243(12)
12/9/2021	99,997	12.21257(13)
12/10/2021	61,032	11.95187(14)
12/13/2021	49,612	11.64343(15)
12/14/2021	51,240	11.17450(16)
12/15/2021	61,071	11.06345(17)
12/16/2021	59,793	11.57644(18)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average sale price of $17.83886 per share, at prices ranging from $17.74 to $17.90 per share.

(4) Reflects a weighted average sale price of $17.81091 per share, at prices ranging from $17.78 to $17.85 per share.

(5) Reflects a weighted average sale price of $17.45173 per share, at prices ranging from $17.12 to $17.78 per share.

(6) Reflects a weighted average sale price of $17.27635 per share, at prices ranging from $17.20 to $17.35 per share.

(7) Reflects a weighted average sale price of $17.26072 per share, at prices ranging from $17.13 to $17.32 per share.

(8) Reflects a weighted average sale price of $13.82511 per share, at prices ranging from $13.52 to $14.48 per share.

(9) Reflects a weighted average sale price of $15.14187 per share, at prices ranging from $14.67 to $15.50 per share.

(10) Reflects a weighted average sale price of $13.16081 per share, at prices ranging from $12.92 to $13.69 per share.

(11) Reflects a weighted average sale price of $12.95993 per share, at prices ranging from $12.81 to $13.14 per share.

(12) Reflects a weighted average sale price of $12.95243 per share, at prices ranging from $12.49 to $13.37 per share.

(13) Reflects a weighted average sale price of $12.21257 per share, at prices ranging from $11.96 to $12.76 per share.

(14) Reflects a weighted average sale price of $11.95187 per share, at prices ranging from $11.69 to $12.30 per share.

(15) Reflects a weighted average sale price of $11.64343 per share, at prices ranging from $11.49 to $12.19 per share.

(16) Reflects a weighted average sale price of $11.17450 per share, at prices ranging from $11.06 to $11.50 per share.

(17) Reflects a weighted average sale price of $11.06345 per share, at prices ranging from $10.81 to $11.28 per share.

(18) Reflects a weighted average sale price of $11.57644 per share, at prices ranging from $11.10 to $11.91 per share.